File No. 812-14258

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

NUVEEN FUND ADVISORS, LLC

NUVEEN INVESTMENTS, INC.

NUVEEN ALL CAP ENERGY MLP OPPORTUNITIES FUND

NUVEEN AMT-FREE MUNICIPAL INCOME FUND

NUVEEN AMT-FREE MUNICIPAL VALUE FUND

NUVEEN ARIZONA PREMIUM INCOME MUNICIPAL FUND

NUVEEN BUILD AMERICA BOND FUND

NUVEEN BUILD AMERICA BOND OPPORTUNITY FUND

NUVEEN CALIFORNIA AMT-FREE MUNICIPAL INCOME FUND

NUVEEN CALIFORNIA DIVIDEND ADVANTAGE MUNICIPAL FUND

NUVEEN CALIFORNIA DIVIDEND ADVANTAGE MUNICIPAL FUND 2

NUVEEN CALIFORNIA DIVIDEND ADVANTAGE MUNICIPAL FUND 3

NUVEEN CALIFORNIA MUNICIPAL VALUE FUND 2

NUVEEN CALIFORNIA MUNICIPAL VALUE FUND, INC.

NUVEEN CALIFORNIA SELECT TAX-FREE INCOME PORTFOLIO

NUVEEN CONNECTICUT PREMIUM INCOME MUNICIPAL FUND

NUVEEN CORE EQUITY ALPHA FUND

NUVEEN CREDIT STRATEGIES INCOME FUND

NUVEEN DIVERSIFIED DIVIDEND AND INCOME FUND

NUVEEN DIVIDEND ADVANTAGE MUNICIPAL FUND

NUVEEN DIVIDEND ADVANTAGE MUNICIPAL FUND 2

NUVEEN DIVIDEND ADVANTAGE MUNICIPAL FUND 3

NUVEEN DIVIDEND ADVANTAGE MUNICIPAL INCOME FUND

NUVEEN DOW 30SM DYNAMIC OVERWRITE FUND

NUVEEN ENERGY MLP TOTAL RETURN FUND

NUVEEN ENHANCED MUNICIPAL VALUE FUND

NUVEEN EQUITY PREMIUM ADVANTAGE FUND

NUVEEN EQUITY PREMIUM AND GROWTH FUND

NUVEEN EQUITY PREMIUM INCOME FUND

NUVEEN EQUITY PREMIUM OPPORTUNITY FUND

NUVEEN FLEXIBLE INVESTMENT INCOME FUND

NUVEEN FLOATING RATE INCOME FUND

NUVEEN FLOATING RATE INCOME OPPORTUNITY FUND

NUVEEN GEORGIA DIVIDEND ADVANTAGE MUNICIPAL FUND 2

NUVEEN GLOBAL HIGH INCOME FUND

NUVEEN GLOBAL EQUITY INCOME FUND

NUVEEN INTERMEDIATE DURATION MUNICIPAL TERM FUND

NUVEEN INTERMEDIATE DURATION QUALITY MUNICIPAL TERM FUND

NUVEEN INVESTMENT FUNDS, INC.

NUVEEN INVESTMENT QUALITY MUNICIPAL FUND, INC.

NUVEEN INVESTMENT TRUST

NUVEEN INVESTMENT TRUST II

NUVEEN INVESTMENT TRUST III

NUVEEN INVESTMENT TRUST V

NUVEEN MANAGED ACCOUNTS PORTFOLIOS TRUST

NUVEEN MARYLAND PREMIUM INCOME MUNICIPAL FUND

NUVEEN MASSACHUSETTS PREMIUM INCOME MUNICIPAL FUND

NUVEEN MICHIGAN QUALITY INCOME MUNICIPAL FUND

NUVEEN MINNESOTA MUNICIPAL INCOME FUND

NUVEEN MISSOURI PREMIUM INCOME MUNICIPAL FUND

NUVEEN MORTGAGE OPPORTUNITY TERM FUND 2

NUVEEN MORTGAGE OPPORTUNITY TERM FUND

NUVEEN MULTI-MARKET INCOME FUND

NUVEEN MULTISTATE TRUST I

NUVEEN MULTISTATE TRUST II

NUVEEN MULTISTATE TRUST III

NUVEEN MULTISTATE TRUST IV

NUVEEN MUNICIPAL ADVANTAGE FUND, INC.

NUVEEN MUNICIPAL HIGH INCOME OPPORTUNITY FUND

NUVEEN MUNICIPAL INCOME FUND, INC.

NUVEEN MUNICIPAL MARKET OPPORTUNITY FUND, INC.

NUVEEN MUNICIPAL OPPORTUNITY FUND, INC.

NUVEEN MUNICIPAL TRUST

NUVEEN MUNICIPAL VALUE FUND, INC.

NUVEEN NASDAQ 100 DYNAMIC OVERWRITE FUND

NUVEEN NEW JERSEY DIVIDEND ADVANTAGE MUNICIPAL FUND

NUVEEN NEW JERSEY MUNICIPAL VALUE FUND

NUVEEN NEW YORK AMT-FREE MUNICIPAL INCOME FUND

NUVEEN NEW YORK DIVIDEND ADVANTAGE MUNICIPAL FUND 2

NUVEEN NEW YORK DIVIDEND ADVANTAGE MUNICIPAL FUND

NUVEEN NEW YORK MUNICIPAL VALUE FUND 2

NUVEEN NEW YORK MUNICIPAL VALUE FUND, INC.

NUVEEN NEW YORK PERFORMANCE PLUS MUNICIPAL FUND, INC.

NUVEEN NEW YORK SELECT TAX-FREE INCOME PORTFOLIO

NUVEEN NORTH CAROLINA PREMIUM INCOME MUNICIPAL FUND

NUVEEN OHIO QUALITY INCOME MUNICIPAL FUND

NUVEEN PENNSYLVANIA INVESTMENT QUALITY MUNICIPAL FUND

NUVEEN PENNSYLVANIA MUNICIPAL VALUE FUND

NUVEEN PERFORMANCE PLUS MUNICIPAL FUND, INC.

NUVEEN PREFERRED AND INCOME TERM FUND

NUVEEN PREFERRED INCOME OPPORTUNITIES FUND

NUVEEN PREMIER MUNICIPAL INCOME FUND, INC.

NUVEEN PREMIUM INCOME MUNICIPAL FUND 2, INC.

NUVEEN PREMIUM INCOME MUNICIPAL FUND 4, INC.

NUVEEN PREMIUM INCOME MUNICIPAL FUND, INC.

NUVEEN QUALITY INCOME MUNICIPAL FUND, INC.

NUVEEN QUALITY MUNICIPAL 2018 TERM FUND

NUVEEN QUALITY MUNICIPAL FUND, INC.

NUVEEN QUALITY PREFERRED INCOME FUND

NUVEEN QUALITY PREFERRED INCOME FUND 2

NUVEEN QUALITY PREFERRED INCOME FUND 3

NUVEEN REAL ASSET INCOME AND GROWTH FUND

NUVEEN REAL ESTATE INCOME FUND

NUVEEN SELECT MATURITIES MUNICIPAL FUND

NUVEEN SELECT QUALITY MUNICIPAL FUND, INC.

NUVEEN SELECT TAX-FREE INCOME PORTFOLIO

NUVEEN SELECT TAX-FREE INCOME PORTFOLIO 2

NUVEEN SELECT TAX-FREE INCOME PORTFOLIO 3

NUVEEN SENIOR INCOME FUND

NUVEEN SHORT DURATION CREDIT OPPORTUNITIES FUND

NUVEEN STRATEGY FUNDS, INC.

NUVEEN TAX-ADVANTAGED DIVIDEND GROWTH FUND

NUVEEN TAX-ADVANTAGED TOTAL RETURN STRATEGY FUND

NUVEEN TEXAS QUALITY INCOME MUNICIPAL FUND

NUVEEN VIRGINIA PREMIUM INCOME MUNICIPAL FUND

DIVERSIFIED REAL ASSET INCOME FUND

DOW 30SM PREMIUM & DIVIDEND INCOME FUND INC.

DOW 30SM ENHANCED PREMIUM & INCOME FUND INC.

NASDAQ PREMIUM INCOME & GROWTH FUND INC.

333 West Wacker Drive

Chicago, Illinois 60606

U.S. BANCORP

U.S. BANK NATIONAL ASSOCIATION

U.S. BANCORP INVESTMENTS, INC.

800 Nicollet Mall

Minneapolis, MN 55402

AMENDMENT NO. 2 AMENDING AND RESTATING THE APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 6(c) AND 17(b) OF THE INVESTMENT COMPANY ACT OF 1940 (THE “ACT”) FOR EXEMPTION FROM THE PROVISIONS OF SECTION 17(a) OF THE ACT

Please direct all communications regarding this application to:

Richard T. Prins, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

with copies to:

Kevin J. McCarthy, Esq. Nuveen Fund Advisors, LLC 333 West Wacker Drive Chicago, Illinois 60606	Elizabeth Becker, Esq. US Bank National Association 101 East 5th Street, EP-MN-S7L St. Paul, Minnesota 55101

Page 1 of 40 Sequentially Numbered Pages (including exhibits)

As filed with the Securities and Exchange Commission on December 8, 2014

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of

NUVEEN FUND ADVISORS, LLC, NUVEEN INVESTMENTS, INC., NUVEEN ALL CAP ENERGY MLP OPPORTUNITIES FUND, NUVEEN AMT-FREE MUNICIPAL INCOME FUND, NUVEEN AMT-FREE MUNICIPAL VALUE FUND, NUVEEN ARIZONA PREMIUM INCOME MUNICIPAL FUND, NUVEEN BUILD AMERICA BOND FUND, NUVEEN BUILD AMERICA BOND OPPORTUNITY FUND, NUVEEN CALIFORNIA AMT-FREE MUNICIPAL INCOME FUND, NUVEEN CALIFORNIA DIVIDEND ADVANTAGE MUNICIPAL FUND, NUVEEN CALIFORNIA DIVIDEND ADVANTAGE MUNICIPAL FUND 2, NUVEEN CALIFORNIA DIVIDEND ADVANTAGE MUNICIPAL FUND 3, NUVEEN CALIFORNIA MUNICIPAL VALUE FUND 2, NUVEEN CALIFORNIA MUNICIPAL VALUE FUND, INC., NUVEEN CALIFORNIA SELECT TAX-FREE INCOME PORTFOLIO, NUVEEN CONNECTICUT PREMIUM INCOME MUNICIPAL FUND, NUVEEN CORE EQUITY ALPHA FUND, NUVEEN CREDIT STRATEGIES INCOME FUND, NUVEEN DIVERSIFIED DIVIDEND AND INCOME FUND, NUVEEN DIVIDEND ADVANTAGE MUNICIPAL FUND, NUVEEN DIVIDEND ADVANTAGE MUNICIPAL FUND 2, NUVEEN DIVIDEND ADVANTAGE MUNICIPAL FUND 3, NUVEEN DIVIDEND ADVANTAGE MUNICIPAL INCOME FUND, NUVEEN DOW 30SM DYNAMIC OVERWRITE FUND, NUVEEN ENERGY MLP TOTAL RETURN FUND, NUVEEN ENHANCED MUNICIPAL VALUE FUND, NUVEEN EQUITY PREMIUM ADVANTAGE FUND, NUVEEN EQUITY PREMIUM AND GROWTH FUND, NUVEEN EQUITY PREMIUM INCOME FUND, NUVEEN EQUITY PREMIUM OPPORTUNITY FUND, NUVEEN FLEXIBLE INVESTMENT INCOME

AMENDMENT NO. 2 AMENDING AND RESTATING THE APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 6(c) AND 17(b) OF THE INVESTMENT COMPANY ACT OF 1940 (THE “ACT”) FOR EXEMPTION FROM THE PROVISIONS OF SECTION 17(a) OF THE ACT

File No. 812-14258

      FUND, NUVEEN FLOATING RATE INCOME FUND, NUVEEN FLOATING RATE INCOME OPPORTUNITY FUND, NUVEEN GEORGIA DIVIDEND ADVANTAGE MUNICIPAL FUND 2, NUVEEN GLOBAL HIGH INCOME FUND, NUVEEN GLOBAL EQUITY INCOME FUND, NUVEEN INTERMEDIATE DURATION MUNICIPAL TERM FUND, NUVEEN INTERMEDIATE DURATION QUALITY MUNICIPAL TERM FUND, NUVEEN INVESTMENT FUNDS, INC., NUVEEN INVESTMENT QUALITY MUNICIPAL FUND, INC., NUVEEN INVESTMENT TRUST, NUVEEN INVESTMENT TRUST II, NUVEEN INVESTMENT TRUST III, NUVEEN INVESTMENT TRUST V, NUVEEN MANAGED ACCOUNTS PORTFOLIOS TRUST, NUVEEN MARYLAND PREMIUM INCOME MUNICIPAL FUND, NUVEEN MASSACHUSETTS PREMIUM INCOME MUNICIPAL FUND, NUVEEN MICHIGAN QUALITY INCOME MUNICIPAL FUND, NUVEEN MINNESOTA MUNICIPAL INCOME FUND, NUVEEN MISSOURI PREMIUM INCOME MUNICIPAL FUND, NUVEEN MORTGAGE OPPORTUNITY TERM FUND 2, NUVEEN MORTGAGE OPPORTUNITY TERM FUND, NUVEEN MULTI-MARKET INCOME FUND, NUVEEN MULTISTATE TRUST I, NUVEEN MULTISTATE TRUST II, NUVEEN MULTISTATE TRUST III, NUVEEN MULTISTATE TRUST IV, NUVEEN MUNICIPAL ADVANTAGE FUND, INC., NUVEEN MUNICIPAL HIGH INCOME OPPORTUNITY FUND, NUVEEN MUNICIPAL INCOME FUND, INC., NUVEEN MUNICIPAL MARKET OPPORTUNITY FUND, INC., NUVEEN MUNICIPAL OPPORTUNITY FUND, INC., NUVEEN MUNICIPAL TRUST, NUVEEN MUNICIPAL VALUE FUND, INC., NUVEEN NASDAQ 100 DYNAMIC OVERWRITE FUND, NUVEEN NEW JERSEY DIVIDEND ADVANTAGE MUNICIPAL FUND, NUVEEN NEW JERSEY MUNICIPAL VALUE FUND, NUVEEN NEW YORK AMT-FREE MUNICIPAL INCOME FUND, NUVEEN NEW YORK DIVIDEND ADVANTAGE MUNICIPAL FUND 2, NUVEEN NEW YORK DIVIDEND ADVANTAGE MUNICIPAL FUND, NUVEEN NEW YORK MUNICIPAL VALUE FUND 2, NUVEEN NEW YORK MUNICIPAL VALUE FUND, INC., NUVEEN NEW YORK

      PERFORMANCE PLUS MUNICIPAL FUND, INC., NUVEEN NEW YORK SELECT TAX-FREE INCOME PORTFOLIO, NUVEEN NORTH CAROLINA PREMIUM INCOME MUNICIPAL FUND, NUVEEN OHIO QUALITY INCOME MUNICIPAL FUND, NUVEEN PENNSYLVANIA INVESTMENT QUALITY MUNICIPAL FUND, NUVEEN PENNSYLVANIA MUNICIPAL VALUE FUND, NUVEEN PERFORMANCE PLUS MUNICIPAL FUND, INC., NUVEEN PREFERRED AND INCOME TERM FUND, NUVEEN PREFERRED INCOME OPPORTUNITIES FUND, NUVEEN PREMIER MUNICIPAL INCOME FUND, INC., NUVEEN PREMIUM INCOME MUNICIPAL FUND 2, INC., NUVEEN PREMIUM INCOME MUNICIPAL FUND 4, INC., NUVEEN PREMIUM INCOME MUNICIPAL FUND, INC., NUVEEN QUALITY INCOME MUNICIPAL FUND, INC., NUVEEN QUALITY MUNICIPAL 2018 TERM FUND, NUVEEN QUALITY MUNICIPAL FUND, INC., NUVEEN QUALITY PREFERRED INCOME FUND, NUVEEN QUALITY PREFERRED INCOME FUND 2, NUVEEN QUALITY PREFERRED INCOME FUND 3, NUVEEN REAL ASSET INCOME AND GROWTH FUND, NUVEEN REAL ESTATE INCOME FUND, NUVEEN SELECT MATURITIES MUNICIPAL FUND, NUVEEN SELECT QUALITY MUNICIPAL FUND, INC., NUVEEN SELECT TAX-FREE INCOME PORTFOLIO, NUVEEN SELECT TAX-FREE INCOME PORTFOLIO 2, NUVEEN SELECT TAX-FREE INCOME PORTFOLIO 3, NUVEEN SENIOR INCOME FUND, NUVEEN SHORT DURATION CREDIT OPPORTUNITIES FUND, NUVEEN STRATEGY FUNDS, INC., NUVEEN TAX-ADVANTAGED DIVIDEND GROWTH FUND, NUVEEN TAX-ADVANTAGED TOTAL RETURN STRATEGY FUND, NUVEEN TEXAS QUALITY INCOME MUNICIPAL FUND, NUVEEN VIRGINIA PREMIUM INCOME MUNICIPAL FUND, DIVERSIFIED REAL ASSET INCOME FUND, DOW 30SM PREMIUM & DIVIDEND INCOME FUND INC., DOW 30SM ENHANCED PREMIUM & INCOME FUND INC., NASDAQ PREMIUM INCOME & GROWTH FUND INC., U.S. BANCORP, U.S. BANK NATIONAL ASSOCIATION, and U.S. BANCORP INVESTMENTS, INC.

I.	SUMMARY OF APPLICATION

This Amended and Restated Application (“Application”) is submitted to the Securities and Exchange Commission (the “Commission”) on behalf of the applicants identified herein (“Applicants”) pursuant to Sections 6(c) and 17(b) of the Investment Company Act of 1940 (the “Act”) for relief exempting certain transactions of the type described below from the provisions of Section 17(a) of the Act.1 Applicants are Nuveen Fund Advisors, LLC (the “Adviser”); Nuveen Investments, Inc. (“Nuveen”); the investment companies listed in Schedule A to this Application (each, a “Fund,” collectively, the “Funds,” including, for registrants that offer multiple series, each series thereof, and further including, as the context requires, the registrants); and U.S. Bancorp (and any successor thereto) (“USB”), U.S. Bank National Association (“USBNA”), and U.S. Bancorp Investments, Inc. (“USBI”).

The exemptive relief sought herein would permit the Funds to engage in the Transactions (as defined below) with USBI and USBNA, including an internal division of USBNA that acts as a dealer and agent to the extent permitted by Sections 3(a)(4)(B) and 3(a)(5)(C) of the Securities Exchange Act of 1934 (the “1934 Act”) in the placement or trading of securities and other instruments (“bank permitted dealer activities”) (“USBNA Dealer Division”), as well as any other affiliates of USB that are controlled (within the meaning of Section 2(a)(9) of the Act) by USB and are registered as broker-dealers or exempt from registration as such with which the Funds may seek to engage in Transactions (each such affiliate, whether now existing or which is organized or becomes an affiliate of USB in the future, a “USB Trading Entity,” collectively, the “USB Trading Entities”). The “Transactions” that are the subject of the requested order (the “Order”) include primary and secondary market transactions in fixed-income instruments2 executed on a principal basis (as discussed in section VI below) between a Fund and a USB Trading Entity. The Order would be available only in circumstances in which the USB Trading Entity might be deemed to be (i) an affiliated person (“first-tier affiliate”) or an affiliated person of a first-tier affiliate (a “second-tier affiliate”) of a Fund solely by reason of USBNA or a bank/trust company affiliate of USB (collectively, “USB Fiduciary”3) being deemed to own, control or hold with power to vote through non-proprietary, trust or other fiduciary accounts for the principals or beneficiaries of such accounts in the Fund’s securities (“fiduciary account investments”) five

[1]	Applicants are not seeking relief from the provisions of Section 10(f), Section 17(e) or Section 17(d) of the Act or Rule 17d-1 thereunder.

[2]	“Fixed-income instruments” for purposes of the Order means fixed-income securities and interests in syndicated loans (including loans made directly as a syndicate member, or the acquisition of a loan interest in the form of an assignment or participation), convertible bonds and convertible preferred stock, as well as money market instruments, such as treasury instruments, commercial paper and certificates of deposit.

[3]

USB Fiduciary includes USBNA, its trust bank subsidiaries, U.S. Bank Trust National Association and U.S. Bank Trust National Association SD, U.S. Bancorp Asset Management, a registered investment adviser subsidiary of USBNA, and U.S. Bancorp Investments, Inc., a registered investment adviser subsidiary of USB, and any successors thereto. For purposes of the requested relief, the term “successor” is limited to the entity that results from a reorganization into another jurisdiction, a change in the type of business organization or a combination, consolidation or reorganization of any of the entities referred to in the previous sentence, including any such combination, consolidation or reorganization effected through the use of a “shell” entity controlled by any of the foregoing entities, provided that such combination, consolidation or reorganization does not result in a change of direct or indirect control of such entities.

percent or more of the Fund’s total outstanding voting securities (each, a “5% Fund”); (ii) a first-tier affiliate of a Fund solely by reason of USB Fiduciary being deemed to beneficially own through fiduciary account investments more than twenty-five percent of the Fund’s total outstanding voting securities or, by virtue of such fiduciary account investments, to control the Fund (each, a “25% Fund,” together with the 5% Funds, the “Owned Funds”); and/or (iii) a second-tier affiliate of any Fund other than an Owned Fund (each, an “Other Fund”) solely by reason of USB Fiduciary being considered to own, control or hold with power to vote a 5% Fund’s securities as described in (i) or being deemed to beneficially own a 25% Fund’s securities as described in (ii), through fiduciary account investments.4 The Order requested herein is subject to numerous conditions, as more fully described below, including an undertaking not to exercise any voting authority with respect to shares that constitute five percent or more of a Fund’s total outstanding voting securities (the “Non-Voting Undertaking”).

Applicants seek to have the Order cover (i) the Funds and any investment company registered under the Act or series thereof, whether now existing or organized in the future, that is advised by the Adviser or by any existing or future entity that is controlling, controlled by or under common control with the Adviser or Nuveen and registered as an investment adviser under the Investment Advisers Act of 1940 (the “Advisers Act”) (each such investment adviser entity being included in the term “Adviser,” and each such investment company or series thereof, as applicable, being included in the term “Funds”); (ii) the Adviser; and (iii) the USB Trading Entities;5 provided that any entity that relies on the Order complies with the terms and conditions of the Order as though it were an Applicant.

Applicants request relief hereunder only for Transactions that would be prohibited by Section 17(a) because of affiliations, if any, arising solely by reason of USB Fiduciary being deemed to own, control or hold with the power to vote voting securities of an Owned Fund through fiduciary account investments. The relief sought hereunder will not be available where a USB Trading Entity is a first-tier affiliate or a second-tier affiliate of a Fund for other reasons. For example, the relief sought hereunder will not be available for Transactions that would be restricted by the above-cited provisions because a USB Trading Entity owns through proprietary accounts more than five percent of the outstanding voting securities of a Fund. Similarly, the

[4]	As described in this Application, Applicants do not concede that fiduciary account investments in securities of an Owned Fund do, in fact, result in an affiliation between USB Fiduciary and the Funds or between the USB Trading Entities and the Funds. USB Fiduciary does not currently intend to hold more than 25% of the voting securities of any investment company, or series thereof, covered by the Order other than the 25% Funds.

[5]

All existing entities that currently intend to rely on the requested relief are either named as Applicants or listed in Schedule A to this Application. Any other entity that relies on the Order now or in the future will comply with the terms and conditions set forth in the Application.

relief sought hereunder will not be available for Transactions between a Fund and any trading entity under common control with the Fund’s investment adviser. The relief sought hereunder will also not be available for primary market Transactions in fixed-income instruments, other than repurchase agreements and variable rate demand notes, of which USB or any entity controlled by USB, including any USB Trading Entity, is the primary obligor.

The Order, subject to the conditions set forth below, is necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act because, among other considerations, prohibiting the Funds from engaging in the Transactions with the USB Trading Entities would become increasingly detrimental to the ongoing interests of Fund shareholders by limiting the Funds’ access to key trading counterparties that have growing market shares in certain types of fixed-income instruments in which the Funds seek to invest and which would be covered by the relief sought herein. Applicants note, as critical factors, (i) the significant consolidation of the broker-dealer and banking industries that has occurred in recent years, which potentially portends even more consolidation, and (ii) the increase in underwriter and dealer activities of the USB Trading Entities in recent years and USB’s expectation of continued growth in such underwriter and dealer activities. This industry consolidation and USB’s increased dealer activities have resulted in the growing market share of the USB Trading Entities. Against this backdrop, it is critical that the Funds be granted the relief sought hereunder.

II.	DESCRIPTION OF APPLICANTS

A.	The Funds

Each Fund is registered as an open-end or closed-end investment company under the Act and is organized as a business trust or corporation under the laws of Massachusetts, Maryland or Minnesota, or is a series thereof. The Funds have a variety of investment objectives, but each may, to a greater or lesser degree, invest a portion of its assets in fixed-income instruments.6

[6]

Certain Funds generally invest primarily in equity securities, but may invest from time to time in fixed-income instruments, including investments in money market instruments and other short-term fixed-income instruments for temporary or defensive purposes.

To the extent that any Fund may in the future operate as an open-end investment company that does not sell individual shares directly to investors but only issues and redeems shares in large blocks that are known as “creation units” (such funds are commonly referred to as “exchange-traded funds” or “ETFs”), the Transactions that are subject to the Order would include only portfolio transactions and would not include purchases and redemptions of creation units.

B.	The Adviser

The Adviser, a Delaware limited liability company, is a direct wholly owned subsidiary of Nuveen, a Delaware corporation. The Adviser is registered as an investment adviser under the Advisers Act. The Adviser acts as investment adviser to the Funds. Each Fund and the Adviser have entered into an investment management agreement pursuant to which the Adviser is responsible for managing the Fund’s investment portfolio, subject to the supervision of the Board of Directors, Board of Trustees or other governing body of such Fund, as applicable (each, a “Board”), and making investment decisions on behalf of the Fund and placing its portfolio transactions, which responsibilities have been delegated to an affiliated or unaffiliated sub-adviser overseen by the Adviser.

Each Fund has (or may, in the future, have) one or more affiliated or unaffiliated sub-advisers that provide sub-advisory services, subject to the oversight of the Adviser. The current and future investment sub-advisers to the Funds affiliated with Nuveen are referred to herein each as a “Nuveen Sub-Adviser” and collectively as the “Nuveen Sub-Advisers,” and together with the current and future unaffiliated sub-advisers are referred to herein each as a “Sub-Adviser” and collectively as the “Sub-Advisers.” Applicants request that the Order cover any such Sub-Advisers, provided that any Sub-Adviser that relies on the Order complies with the conditions of the Order as though it were the Adviser and references herein to the Adviser shall include any such Sub-Adviser, as applicable, unless otherwise stated.

Each Fund has adopted confidentiality policies designed to limit the flow of information about Fund holdings and transactions. Pursuant to these policies, information regarding investment decisions and portfolio execution matters relating to the Funds is considered by the Adviser to be information that may not be communicated beyond the Adviser except as necessary (e.g., to an executing broker or dealer in connection with a trade). In general, prior to any public disclosure and consistent with the Adviser’s fiduciary duty to the Fund, information concerning Fund portfolio holdings is considered confidential and may only be shared by the Adviser for a legitimate business purpose with specified parties, subject to restrictions determined by the Fund’s Board.

C.	The USB Trading Entities

USBNA is a national banking association and a wholly owned subsidiary of USB. An internal division of USBNA, referred to herein as USBNA Dealer Division, engages in bank permitted dealer activities and is exempt from registering as a broker-dealer pursuant to the 1934 Act. USBI, a Delaware corporation, is also a wholly owned subsidiary of USB that is registered as a broker-dealer with the Commission pursuant to Section 15 of the 1934 Act. The other USB Trading Entities are registered broker-dealers or entities exempt from registration as such. The USB Trading Entities conduct a significant and growing securities business, including (but not limited to) acting as a dealer and/or underwriter of fixed-income instruments. As described below, the USB Trading Entities are collectively dealers and/or underwriters with respect to a variety of fixed-income instruments, including acting as originators and/or syndicators of syndicated loans and/or as participants in the secondary markets for such loans. The growth of the USB capital markets business and market share of the USB Trading Entities in several relevant asset classes is detailed in section V below.

III.	THE FAF ACQUISITION

On December 31, 2010, Nuveen completed its acquisition of a portion of the asset management business of FAF Advisors, Inc. (“FAF Advisors”), a wholly owned subsidiary of USBNA (the “FAF Acquisition”).7 The FAF Acquisition, among other things, included assets of FAF Advisors used in providing investment advisory services, research, sales and distribution in connection with equity, fixed income, real estate, global infrastructure and asset allocation investment products (other than FAF Advisor’s money market business and closed-end funds advised by FAF Advisors).8 The mutual funds previously advised by FAF Advisors (the “Legacy FAF Funds”) entered into investment advisory agreements with the Adviser. The Adviser continued to serve as investment adviser to the mutual funds and closed-end funds that it advised prior to the FAF Acquisition (the “Legacy Nuveen Funds”).

However, certain attenuated relationships between USB Fiduciary and certain of the Funds remain after the FAF Acquisition that arguably cause potential “technical” first-tier or second-tier affiliations between the USB Trading Entities and the Funds. These relationships consist of the fiduciary account investments, over which USB Fiduciary has discretionary authority but no pecuniary interest.9 If technical affiliations are determined to exist, they could potentially limit trading, including with respect to the Transactions, between the Funds and the USB Trading Entities. Such a determination would be detrimental to the ongoing interests of shareholders in the Funds, especially given the continuing consolidation of the broker-dealer business and the growing market presence of the USB Trading Entities (as described in section V below).

[7]	Following the completion of the FAF Acquisition, the business of FAF Advisors that was not acquired by Nuveen and remains a wholly-owned subsidiary of USBNA was re-named U.S. Bancorp Asset Management, Inc. (“USBAM”).

[8]	The money market funds and closed-end funds advised by FAF Advisors continue to be advised by USBAM and are not a part of this application. A Nuveen Sub-Adviser currently serves as investment sub-adviser to certain closed-end funds advised by USBAM; however, the relief sought hereunder will not be available for Transactions between such funds and the USB Trading Entities for so long as USBAM serves as adviser to such funds.

[9]	Applicants note that there may be some instances in which USB or an entity, including a division thereof, controlled by USB (each, a “USB Affiliate,” collectively, the “USB Affiliates”) might be deemed to own, control or hold with power to vote less than five percent of the outstanding voting securities of a Fund otherwise than through fiduciary account investments (a “<5% holding”). References in this Application to potential affiliations arising “solely by reason of” fiduciary account investments above certain levels may include situations where fiduciary account investments exceed such levels only when added to a <5% holding.

Neither USB nor any USB Affiliates control or will control (within the meaning of Section 2(a)(9) of the Act), directly or indirectly, Nuveen or the Adviser or any other non-Fund entity under the control of Nuveen (together, the “Nuveen Affiliates”), and neither USB nor any USB Affiliates will exercise, or attempt to exercise, control over any Fund. Accordingly, were it not for the fiduciary account investments of USB Fiduciary, the USB Trading Entities would not be first-tier or second-tier affiliates of the Fund, and it is only the fiduciary account investments in the Owned Funds that raise the potential affiliation issues to be addressed by the relief sought hereunder. Additionally, Nuveen has no beneficial interest in, and will not control (within the meaning of Section 2(a)(9) of the Act) directly or indirectly, USB, the USB Trading Entities or any other USB Affiliate.

IV.	SEPARATION BETWEEN THE VARIOUS ENTITIES

The USB Affiliates and the Nuveen Affiliates are structured as separate, independent businesses. The USB Affiliates and the Nuveen Affiliates are separately owned by USB and Nuveen, respectively, have separate officers and employees, are separately capitalized, maintain separate books and records and are physically separated.10 The USB Affiliates will not have any involvement in the Adviser’s investment decisions or decisions to engage in Transactions pursuant to the Order, and will not attempt to influence or control in any way the placing by the Adviser of orders, other than in the normal course of sales activities of the same nature that are being carried out during the same time period with respect to unaffiliated institutional clients of the USB Trading Entity, or that existed between the USB Trading Entity and FAF Advisors, if any, prior to the consummation of the FAF Acquisition. Furthermore, USB Fiduciary has determined that, to avoid any potential disadvantage to a client, it will voluntarily treat fiduciary accounts’ ownership in the Funds as presenting a potential conflict of interest and, accordingly, pursuant to the Non-Voting Undertaking, will not exercise any voting authority with respect to those shares that constitute five percent or more of any Fund’s total outstanding voting securities.

Furthermore, officers and employees of the Adviser may not communicate confidential and nonpublic investment-related information of the Funds to any USB Affiliate, except in connection with the ordinary course of business as permitted by the portfolio holdings disclosure policies approved by the Funds’ Board and involving communications of the same nature as are being made during the same period to unaffiliated trading partners of the Funds. Such “information barriers” are designed to control and prevent the dissemination of confidential and material nonpublic information of the Funds by employees of the Adviser who receive such nonpublic information during the course of their employment.

There is also substantial separation and independent operation of the USB Trading Entities from the other USB Affiliates. Independent operation generally consists of separate profit centers, separate capitalization, separate books and records and a compensation system that does not reward employees of any USB Trading Entity based on factors that treat Transactions with the Funds differently than Transactions with unaffiliated counterparties.

[10]	No director, officer or employee of the Funds is or will be a director, officer or employee of a USB Trading Entity.

There is also substantial internal separation and independent operation of the division of USBNA that maintains fiduciary accounts (“USBNA Fiduciary Division”) and USBNA Dealer Division. While each is an internal division of USBNA, USBNA Fiduciary Division and USBNA Dealer Division operate on different sides of appropriate information barriers with respect to fiduciary activities, on the one hand, and bank permitted dealer activities, on the other hand. USBNA Dealer Division has no involvement in investment decisions for fiduciary accounts of USBNA Fiduciary Division. USBNA Fiduciary Division is subject to strict fiduciary laws and regulations that require USBNA Fiduciary Division to act solely in the best interests of the principals or beneficiaries of the accounts. In addition, the compensation of personnel of USBNA Fiduciary Division will not depend upon the volume or nature of trades effected by the Adviser for the Funds with USB Trading Entities under the Order, except to the limited extent that such trades may minimally affect the profits and losses of USB and its subsidiaries as a whole or to the extent that the quality of such trades affects the investment performance of the fiduciary account investments.

In light of the separation, including “information and ethical walls,” between the various entities described above, Applicants submit that a USB Affiliate, including a USB Trading Entity, will not be in a position to direct the Adviser to engage in any Transaction for the Funds with a USB Trading Entity. The “Structural Conditions” described in section X below require that such separation be maintained for so long as the Order is relied upon. Further, among other things, these conditions prohibit the USB Trading Entity or the USB Affiliates from consulting with the Adviser regarding potential Transactions beyond the extent normally carried out with unaffiliated parties in the normal course of business or that existed between the USB Trading Entity and the Adviser, if any, prior to the consummation of the FAF Acquisition. In addition, each USB Trading Entity must adopt and implement policies prohibiting it from (i) linking approvals regarding an Owned Fund to actions by the Adviser or another Fund, or (ii) using an Owned Fund to seek business with the Adviser or Funds. Nor will USB adopt any compensation scheme that treats such business differently from business with unaffiliated parties. Moreover, there is not, and will not be, any express or implied understanding between a USB Trading Entity and Nuveen or the Adviser that the Adviser will cause a Fund to enter into Transactions or give preference to the USB Trading Entity in effecting such Transactions between the Fund and the USB Trading Entity.

All decisions by the Funds to engage in portfolio transactions are determined solely by the Adviser in accordance with the investment objectives of each Fund. Trade execution for the Funds is the responsibility of one or more individuals employed solely by the Adviser and, importantly, as a further safeguard, the Adviser will continue to be obligated to seek best execution. Portfolio managers and traders employed by the Adviser will not be affiliated persons of any USB Trading Entity, or affiliated persons thereof, and their lines of reporting responsibility will be solely within the Adviser and its parent companies. In addition, the compensation of portfolio managers and traders employed by the Adviser is based in part on the performance of the Fund or Funds and other accounts for which he or she has responsibility. In no instance would his or her compensation be affected by the amount of business done by such Funds with a USB Trading Entity, except to the extent that the quality of trades with a USB Trading Entity affects the investment performance of the Funds.

In summary, notwithstanding the fiduciary account investments in an Owned Fund, the Adviser will continue to operate independently of the USB Trading Entities in performing portfolio management and execution services for the Funds, and the USB Trading Entities will not have any influence over those services. Stated simply, Applicants believe that the fiduciary account investments in the Owned Funds will have no influence or bearing on the Adviser’s discharge of its duties to the Funds.

V.	CONSOLIDATION IN THE FINANCIAL SERVICES INDUSTRY

A.	The Impact of Industry Consolidation

Significant consolidation has occurred in recent years in the banking and investment banking industries, blurring the line between the two industries (referred to herein, collectively, as the “financial services” industry) both conceptually and in practice. A 2005 article in the FDIC Banking Review asserted that “[o]ver the two decades 1984-2003, the structure of the U.S. banking industry indeed underwent an almost unprecedented transformation – one marked by a substantial decline in the number of commercial banks and savings institutions and by a growing concentration of industry assets among a few dozen extremely large financial institutions.”11 Consolidation in the financial services industry has continued from 2003, accelerating dramatically during the economic crisis that began in 2007, and is highly likely to persist.

The continuing consolidation in the financial services industry (particularly in the broker-dealer segment of the industry) has resulted in a few major broker-dealers accounting for a large percentage of the market share of trading in various asset classes.12 In March 2008, The Bear Stearns Companies, Inc., the U.S.’s fifth largest investment bank, was acquired by JP Morgan Chase & Co. In September of that year, Lehman Brothers Holdings Inc. filed for Chapter 11 bankruptcy protection, and Merrill Lynch & Co. was acquired by Bank of America Corporation, reducing the number of major “pure” investment banks (broker-dealers) to two, The Goldman Sachs Group, Inc. and Morgan Stanley & Co. Incorporated. These companies subsequently registered as bank holding companies. In the fourth quarter of 2008, Wachovia Corporation was acquired by former competitor Wells Fargo & Company, and Barclays Bank, PLC agreed to purchase certain core capital markets businesses of Lehman Brothers. In short, the broker-dealer industry is dramatically more concentrated than it was a few years ago.

B.	Growth of USB Fixed Income Trading Business

USB established a dedicated capital markets platform in 2009 and the capital markets trading volume and market share of the USB Trading Entities has steadily increased since that time.

[11]	Kenneth D. Jones and Tim Critchfield, Consolidation in the U.S. Banking Industry: Is the “Long, Strange Trip” About to End?, 17 FDIC Banking Review 4, 31 (2005).

[12]	For example, mergers prior to 2008 involving the following companies reduced the number of firms dealing in money market instruments and certain other asset classes: Bank of America Corporation and FleetBoston; Wachovia and First Union; Deutsche Bank and Scudder Investments; Wachovia and Prudential Securities; J.P. Morgan Chase & Co. and Bank One; and Bank of New York and Mellon Financial Corporation.

In 2012, the USB Trading Entities were ranked 16th as a book running lead manager of U.S. investment grade corporate bonds by volume,13 and ranked 8th as a lead and co-manager by number of transactions.14 The USB Trading Entities’ underwriting market share was 31%, calculated as a percentage of the total number of 2012 U.S. investment grade corporate bond transactions in the marketplace.15

On the municipal securities side of the business, the USB Trading Entities were ranked 34th in fixed rate lead managed business, and 4th in variable rate demand note underwriting in 2012, both measured by par amount.16 As a variable rate demand note underwriter the USB Trading Entities achieved a 6.8% market share in 2012.17

In 2012, the Loan Capital Markets division within the USB Trading Entities was a bookrunner on 252 transactions totaling $29.4 billion in credit facilities, including 120 investment grade transactions totaling $17.7 billion.18 The USB Trading Entities ranked 7th in the Overall Bookrunner League Tables by number of deals with a 3.4% market share.19 They ranked 4th in the Domestic League Tables and 7th in the Global League Tables for private placements.20

As demonstrated by these statistics, since launching its current capital markets business in 2009, USB has realized tremendous growth in demand for its services. To keep pace with this growing demand, USB has significantly invested in personnel and technology that will ensure it remains competitive and delivers quality services through the USB Trading Entities. Capital markets transaction volumes for the USB Trading Entities have steadily increased and USB expects continued growth on an ongoing basis. As the capital markets presence and market share of the USB Trading Entities continues to grow, the number of fixed-income instruments for which a USB Trading Entity is one of the few dealers willing or able to trade in such instrument at the time and in the quantities desired by fixed-income investors, such as the Funds, may increase, thereby increasing the importance of the USB Trading Entities as a trading counterparty for the Funds.

C.	Industry Consolidation and USB Growth has Increased Applicants’ Need for Relief

Prohibiting the Funds from engaging in the Transactions with the USB Trading Entities would be unnecessarily detrimental to the ongoing interests of Fund shareholders by limiting the Funds’ access to important trading counterparties that have growing market share, particularly, contextually, with respect to fixed-income instruments. The significant decline in the number of broker-dealers and banks trading in the fixed-income instruments in which the Funds seek to invest and the increasing significance of the few remaining institutions amply demonstrate the importance to the Funds of their relationships with such entities, including the USB Trading Entities. Although the Legacy FAF Funds were prohibited from engaging in transactions with the USB Trading Entities prior to the FAF Acquisition, the USB Trading Entities would have been potential trading partners for the Legacy Nuveen Funds.

Prohibiting the Funds from engaging in Transactions with the USB Trading Entities unnecessarily reduces the opportunities available to the Funds to obtain competitive pricing and execution and to access the markets for particular fixed-income instruments that are available from only a few dealers. Preventing the Funds from trading with the USB Trading Entities also may limit the ability of the Funds to obtain the best pricing, terms and quality of service

[13]	Bloomberg.

[14]	Thomson Reuters.

[15]	Id.

[16]	SDC Platinum, Thomson Reuters.

[17]	Id.

[18]	Loanpricing Corporation, Thomson Reuters.

[19]	Thomson Reuters.

[20]	Id.

available in the market. The USB Trading Entities have growing market shares in various types of fixed-income instruments and may become increasingly important counterparties for the Funds because of their increasing market presence and the quality of execution they provide. Moreover, of critical importance, other dealers available to the Funds may be less inclined to provide competitive pricing or favorable terms if they know that the Funds’ choices of a dealer are limited.

Due to the absence of a centralized reporting mechanism for completed transactions, the precise impact of not having access to particular trading counterparties is difficult to measure. Specifically, fixed-income markets are often subject to limited transparency, which, in turn, limits an investment adviser’s ability to measure best execution on a trade-by-trade basis.21 However, it has been (and is expected to be) frequently the case that only a limited number of dealers have had the ability to trade with a Fund in a particular fixed-income instrument in the quantities sought by the Fund at a given time. A Fund’s inability to trade with each USB Trading Entity would impair the Fund’s ability to trade in a particular fixed-income instrument, at the time and in the quantities needed by the Fund, where the relevant USB Trading Entity is one of the few dealers willing or able to trade in such fixed-income instrument at such time and in such quantities. Therefore, precluding a Fund from trading with a USB Trading Entity may harm the Fund by, among other things, preventing it from obtaining the best pricing, terms and quality of services otherwise available in the market. Finally, the rapid pace of consolidation in the financial services industry over the past several years potentially portends more consolidation, which could even further increase the need for the Funds to trade with the USB Trading Entities, as such entities could be among the few remaining major financial institutions able to provide competitive pricing and high-quality service for the Transactions.

The Legacy FAF Funds constitute approximately 19% of the registered investment fund portfolios managed by the Adviser and approximately 16% of the total assets of the Funds. Currently, the Legacy FAF Funds that are Owned Funds constitute approximately 6% of the total assets of the Funds. Applicants submit that the restrictions imposed on all Funds from entering into Transactions with the USB Trading Entities resulting from the legacy holdings by USB Fiduciary in a small number of Funds reduces the trading opportunities for the Funds, as described above, without any concomitant benefit to the Funds in light of the remoteness of the

[21]	See Best Execution Guidelines for Fixed-Income Securities, Securities Industry and Financial Markets Association, Asset Management Group (September 2008).

affiliation between USB and the Funds, particularly with respect to the Legacy Nuveen Funds, for which the USB Trading Entities were historically a potential trading partner.

VI.	THE TRANSACTIONS

The Funds have a variety of investment objectives, but each may to a greater or lesser degree invest a portion of its assets in fixed-income instruments. The secondary market for fixed-income instruments is typically a dealer market in which trades are effected on a principal basis. New issues of fixed-income instruments are typically offered in underwritten or private placement transactions. As noted above, the USB Trading Entities were historically potential trading partners for the Legacy Nuveen Funds. In light of the growth of USB’s capital markets business, as discussed above, if the Order is granted, the Funds expect to engage in a wide array of Transactions with the USB Trading Entities. These Transactions include, among others, (i) the purchase by a Fund of fixed-income instruments from, or the sales of fixed-income instruments to, a USB Trading Entity, in transactions in which the USB Trading Entity is acting as a principal and (ii) the purchase by a Fund of fixed-income instruments in underwritten offerings in which a USB Trading Entity is a manager or member of the underwriting syndicate, and where a Fund purchases underwritten fixed-income instruments from the USB Trading Entity.

If the USB Trading Entities are considered to be first-tier affiliates or second-tier affiliates of a Fund, a Transaction would potentially violate Section 17(a) of the Act. The inability of the Funds to execute Transactions with the USB Trading Entities would impose an unnecessary hardship on the Funds, particularly the many Legacy Nuveen Funds that could deal freely with USB Trading Entities prior to the FAF Acquisition.

VII.	RELEVANT PROVISIONS AND RELIEF REQUESTED

A.	Relevant Provisions

1.	Sections 2(a)(3) and 2(a)(9) of the Act

Despite the Non-Voting Undertaking, as a result of fiduciary account investments in the Owned Funds, each USB Trading Entity could arguably be deemed to be a first-tier or a second-tier affiliate of an Owned Fund within the meaning of Section 2(a)(3) of the Act. Section 2(a)(3) of the Act, in relevant part, defines “affiliated person” of another person as:

(A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned by, controlled, or held with power to vote, by such person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such person is an investment company, any investment adviser thereof . . . .

Section 2(a)(9) of the Act, in relevant part, defines “control” as “the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company.” The section adds:

Any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company. Any person who does not so own more than 25 per centum of the voting securities of any company shall be presumed not to control such company.

Pursuant to Sections 2(a)(3) and 2(a)(9) of the Act, the determination of whether a person is an affiliated person of another or whether a person presumptively controls another depends, among other things, on whether that person owns, controls or holds with power to vote, or beneficially owns, “voting securities” of the other. Section 2(a)(42) of the Act defines a “voting security,” in relevant part, to mean “a security presently entitling the owner or holder thereof to vote for the election of directors of a company.”22

Because of the Non-Voting Undertaking, USB Fiduciary will not exercise voting power with respect to shares that constitute five percent or more of any Fund’s total outstanding voting securities, including in connection with the election of directors/trustees.

Nevertheless, a USB Trading Entity arguably could be deemed to be a first-tier affiliate or a second-tier affiliate of a 5% Fund insofar as fiduciary account investments of five percent or more of an Owned Fund’s outstanding voting securities could cause USB Fiduciary to be viewed as owning, controlling or holding with power to vote “voting securities,” though Applicants, as indicated above, do not believe that this should be the conclusion. Assuming that these fiduciary account investments do give rise to such ownership, control or holding with the power to vote and the securities held by USB Fiduciary constitute “voting securities,” USB Fiduciary would be deemed to be first-tier affiliates of the 5% Fund by virtue of Section 2(a)(3)(A) of the Act. As first-tier affiliates of USB Fiduciary, by virtue of being under the common control of USB pursuant to Section 2(a)(3)(C), the USB Trading Entities (except USBNA Dealer Division) would then be deemed to be second-tier affiliates of the 5% Fund. USBNA Dealer Division, on the other hand, could be deemed to be a first-tier affiliate of the 5% Fund as a result of a conclusion that USBNA, through USBNA Fiduciary Division, is a first-tier affiliate of the 5% Fund, though again, Applicants do not concede that fiduciary account investments should lead to such a conclusion.

A USB Trading Entity could arguably be deemed to be a first-tier affiliate of a 25% Fund and a second-tier affiliate of the Other Funds. This conclusion could be reached if it is determined that the fiduciary account investments cause USB Fiduciary to be viewed as “beneficially owning” greater than twenty-five percent of the 25% Fund’s total outstanding voting securities, though Applicants do not believe that this should be the determination. If this determination is reached, the Owned Fund could be presumed to be under the control of USB

[22]	Under the Act, the term “director” includes any director of a corporation or any person performing similar functions with respect to any organization. See Section 2(a)(12) of the Act.

Fiduciary, and both, in turn, could be presumed to be under the control of USB. As wholly owned subsidiaries of USB, the USB Trading Entities may also be presumed to be under the control of USB. Accordingly, the 25% Fund and the USB Trading Entities could be presumed to be under the common control of USB and first-tier affiliates of each other. If the 25% Fund and the Other Funds are deemed to be under the control of their Adviser(s), then the 25% Fund and the Other Funds could be deemed to be first-tier affiliates of each other by virtue of being under the common control of their Adviser. In those circumstances, if the USB Trading Entities are deemed to be first-tier affiliates of the 25% Fund, they could be deemed to be second-tier affiliates of the Other Funds.

2.	Section 17(a)

Section 17(a) of the Act, among other things, prohibits an affiliated person of a registered investment company, or any affiliated person of such a person, acting as principal, from selling to or purchasing from such registered company any security or other property and from borrowing money or other property from such investment company.

The primary purpose of Section 17(a) is to prevent a person with the power to control an investment company from essentially engaging in self-dealing, to the detriment of the investment company’s shareholders.23 In that regard, Section 1(b)(2) of the Act declares that it is against the public interest and the interest of investors when:

investment companies are organized, operated, managed, or their portfolio securities are selected, in the interest of directors, officers, investment advisers, depositors, or other affiliated persons thereof, in the interest of underwriters, brokers, or dealers, in the interest of special classes of their security holders, or in the interest of other investment companies or persons engaged in other lines of business, rather than in the interest of all classes of such companies’ security holders . . . .

When the person acting on behalf of an investment company has no direct or indirect pecuniary interest in a party to a principal transaction, then the abuses that Section 17(a) is designed to prevent are not present. Applicants submit that, as is discussed in section VIII below, no risk of self-dealing would present itself in any Transaction, as the USB Trading Entities will have no influence over portfolio decisions by the Adviser, and the Adviser would receive no unfair pecuniary advantage from the Funds’ engaging in the Transactions with any USB Trading Entity.

B.	Authority for the Order

Section 17(b) of the Act permits any person to file an application for an order of the Commission exempting a proposed transaction of the applicant from the provisions of Section 17(a). Such applications are to be granted by the Commission if evidence establishes that:

[23]	See, e.g., S. Rep. No. 1775, 76th Cong. 3d Sess. 6 (1940).

(1)     the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned;

(2)     the proposed transaction is consistent with the policy of each registered investment company concerned . . .; and

(3)     the proposed transaction is consistent with the general purposes of [the Act].

Section 6(c) of the Act, in relevant part, authorizes the Commission to exempt any person or transaction, or any class or classes of persons or transactions, from any provision or provisions of the Act, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provision of the Act. Relief is being requested pursuant to Section 6(c), as well as Section 17(b) because, among other things, the Order would cover certain classes of transactions.

C.	Relief Requested

Any Transaction involving a Fund and a USB Trading Entity that is a first-tier affiliate or a second-tier affiliate thereof would be subject to Section 17(a) of the Act where it is deemed to constitute a principal transaction between them.

The inability of such a Fund to execute Transactions with the USB Trading Entities would significantly limit the universe of broker-dealer and bank trading counterparties available to the Fund. Prohibiting the Funds, including the Legacy Nuveen Funds that were able to trade with the USB Trading Entities prior to the FAF Acquisition, from engaging in the Transactions with the USB Trading Entities would become increasingly detrimental to the ongoing interests of Fund shareholders by limiting the Funds’ access to important potential trading counterparties that have growing market shares in many of the types of instruments that the Funds purchase.

In order to permit the Funds to be managed as effectively as possible, Applicants seek relief from the provisions of Section 17(a) of the Act.24 Applicants request an Order, pursuant to Sections 6(c) and 17(b) of the Act exempting Transactions entered into in the ordinary course of business by a Fund with the USB Trading Entities under the circumstances described herein from the provisions of Section 17(a) of the Act, permitting the Transactions described above. The Order would be available only where the USB Trading Entity is deemed to be a first-tier or a second-tier affiliate of a Fund solely by reason of fiduciary account investments in the voting securities of an Owned Fund.

[24]	As noted above, Applicants are not seeking relief from the provisions of Section 10(f), Section 17(e) or Section 17(d) of the Act or Rule 17d-1 thereunder.

VIII.	RATIONALE FOR RELIEF

If Applicants are not granted the relief requested herein, it will have the anomalous result of denying the Funds and their shareholders the greatest potential opportunity for obtaining the best price and execution of transactions for the Funds. Applicants submit that the policies which Section 17(a) of the Act were meant to further are not implicated here because USB and the USB Trading Entities, given the remoteness of their relationships to the Funds, are not able to cause a Fund to enter into a Transaction or otherwise influence portfolio decisions by the Adviser on behalf of the Funds. As a result, no USB Trading Entity is in a position to engage in self-dealing or otherwise cause any of the relevant Funds to enter into Transactions that are not in the best interests of its shareholders. Moreover, there are effective, existing separation and information barriers between the Adviser and the Funds on the one hand and the USB Trading Entities on the other. This separation is further buttressed by the Non-Voting Undertaking.

Applicants also submit that the carefully circumscribed circumstances under which the Transactions would be conducted, including in particular the proposed conditions for the Order, amply satisfy the statutory standards for relief. The proposed conditions will be of two general types, and are reflected in the proposed conditions for the Order. Applicants refer to the first type of conditions as “structural conditions;” they are intended to assure that the Adviser and the Funds continue to operate independently of, and free of any undue influence by, USB and the USB Trading Entities.

Applicants refer to the second type of conditions as “transactional conditions.” Those conditions are designed to assure that the terms of the individual transactions are fair from the perspective of the Funds. At the outset, the conditions require each Fund’s Board, including a majority of its disinterested directors or trustees, as applicable, to approve, and the Fund to implement, procedures governing all Transactions pursuant to the Order.25 Pursuant to such procedures, among other things, the Transactions will be subject to ongoing review by each Fund’s Chief Compliance Officer, and will be reviewed by its Board, including a majority of the disinterested directors/trustees, on a quarterly basis. The Adviser will provide a report to the Board, subject to review and approval by the Fund’s Chief Compliance Officer, that will indicate that the conditions of the Order have been satisfied and, to the extent there have been any significant changes in the volume, type or terms of such transactions between the relevant Fund and USB Trading Entity, the reasons for these changes, and a determination that such changes are appropriate. Such reasons might include, as an example, an increase in the volume of transactions involving fixed-income instruments due to interest rate changes or a change in the number of dealers in a fixed-income instrument, or changes in the number and/or type of issuers for the securities of which the USB Trading Entity acts as underwriter or dealer. Annually, and prior to entering into a Transaction with a USB Trading Entity that no Fund has previously traded with, the Board will review this report and consider whether the level of Transactions with USB Trading Entities is appropriate, based on such factors as the Board believes are relevant, including the USB Trading Entities’ collective market share in the categories of fixed-income instruments

[25]

In this regard, the Adviser will have appropriate oversight procedures covering any Transactions executed by a Sub-Adviser in reliance on the Order. Moreover, any Sub-Adviser relying on the Order will only be able to do so if it complies with the applicable terms and conditions of the Order.

described herein, and whether it is appropriate to continue to engage in Transactions. Further, the Adviser must adhere to a “best execution” standard. In the case of each Transaction, the Adviser will make a determination that such Transaction is consistent with the investment objectives of the relevant Fund and in the best interests of such Fund’s shareholders. The conditions also require price quotes from unaffiliated sources to assure fairness of price. Particular types of Transactions will be subject to additional controls, as described in section X(B) below, in order to ensure that such Transactions are not entered into on terms disadvantageous to the Funds.

A.	The Transactions are Reasonable and Fair and Do Not Involve the Risk of Overreaching

The independence of the USB Trading Entities from the Adviser and other Nuveen Affiliates demonstrates that no risk of overreaching or self-dealing by the USB Trading Entity would be present if the Funds and the USB Trading Entity engaged in the Transactions. Nuveen and USB will continue to operate as independent companies; the USB Trading Entities will operate independently of the Adviser and all Nuveen Affiliates, and vice versa. As a condition to the relief requested by this Application, none of USB or the USB Trading Entities will control (within the meaning of Section 2(a)(9) of the Act), directly or indirectly, the Adviser or any principal underwriter26 or promoter for the Funds. In this regard, pursuant to the Non-Voting Undertaking, USB Fiduciary will not exercise its voting authority with respect to those shares that constitute five percent or more of any Fund’s total outstanding voting securities, including in connection with the election of directors/trustees.

Moreover, as described above, USB and USB Fiduciary could potentially be affiliated with the Funds solely by reason of the fiduciary account investments in the Owned Funds, but neither will, in any event, exercise control over a Fund. The relief sought hereunder will not be available where a USB Trading Entity is a first-tier affiliate or a second-tier affiliate of a Fund for other reasons. Further, there is not, and will not be, any express or implied understanding between Nuveen and USB, the USB Trading Entities or the Adviser that the Adviser will cause a Fund to enter into Transactions or give preference to a USB Trading Entity in effecting such Transactions between the Fund and the USB Trading Entity.

The USB Trading Entities and the Adviser have and will continue to have their own separate officers and employees, each has been and will continue to be separately capitalized and each has maintained and will continue to maintain its own separate books and records and be physically separate from the other. Thus, the Adviser will have no economic incentive to place orders with a USB Trading Entity unless it is in a Fund’s best interests to do so. In sum, the fiduciary account investments in an Owned Fund will not have any effect on the operations of the Adviser or influence the decisions of the Adviser on behalf of the Funds to engage in Transactions with the USB Trading Entities.

[26]	From time to time, USB or a USB Trading Entity may be a member of an underwriting syndicate for an offering by a closed-end Fund and therefore be deemed a principal underwriter of such Fund; however, none of USB or the USB Trading entities will act in such capacity on a continuous or regular basis for one or more closed-end Funds. In connection with any offering by a closed-end Fund in which USB or a USB Trading entity acts as a principal underwriter, such Fund will not engage in Transactions with a USB Trading Entity for so long as USB or a USB Trading Entity is a principal underwriter of such Fund.

Moreover, personnel of the Adviser will be compensated based on the performance of the Funds managed by them, and the profitability of the Adviser will not be impacted in any way by the profitability of the USB Trading Entities.

B.	The Order Would be Appropriate in the Public Interest and Consistent with the Policies of the Funds

Prohibiting the Funds from engaging in Transactions with the USB Trading Entities can harm the interests of the shareholders of the Funds by preventing the Adviser from investing and trading in a way that is most beneficial to the shareholders. Given that the Transactions do not involve the threat of overreaching, it would be contrary to the interests of the Funds’ shareholders to prohibit them.

The USB Trading Entities are significant market participants in transactions involving a wide variety of asset classes including, most particularly, contextually, many of the types of fixed-income instruments that are covered by this Application. Further, consolidation in the financial services industry has forced funds and their Advisers to increasingly trade with a more limited number of transaction counterparties. Prohibiting the Transactions potentially impairs the ability to diversify counterparties and to achieve favorable terms, price and execution, resulting in potential harm to shareholders of the Funds. Permitting the Transactions that would be prohibited or restricted by Section 17 of the Act would enable the Legacy Nuveen Funds to have the ability to engage in transactions with the same universe of securities dealers as was available to the Legacy Nuveen Funds prior to the FAF Acquisition. It also would allow all the Funds the opportunity to achieve access to potentially better transaction terms and portfolio diversification and liquidity than if relief were not granted. As noted earlier, each of the Funds that would rely on the Order may engage in transactions in fixed-income instruments and, consequently, granting the Order would further the policies of the Funds.

C.	The Transactions Are Consistent With the Purposes of the Act and the Protection of Investors

As noted above, the independence of the respective businesses of Nuveen and USB generally will provide substantial protection to investors, and Transactions will be conducted on essentially the same arm’s-length basis as was available for the Legacy Nuveen Funds prior to the closing of the FAF Acquisition. Moreover, the Adviser and the Funds will adopt and monitor procedures designed to ensure that the terms of particular Transactions with the USB Trading Entities are fair and reasonable and do not involve overreaching. For example, before a Fund and a USB Trading Entity enter into any principal transaction, the Adviser will obtain competitive quotations for the same instruments (or in the case of instruments for which quotations for the same instruments are not available, competitive quotations for Comparable Instruments)27 from at least two other unaffiliated market counterparties (including banks, brokers, dealers, market makers and other institutional investors trading such instruments) that are in a position to quote competitive prices, except that if, after reasonable

[27]

The term “Comparable Instruments” refers to instruments with substantially identical maturities, credit risk and repayment terms (including floating or fixed-rate coupons, attached options, or any other provisions that affect the expected size or timing of the payments from the instruments) as the instruments to be purchased or sold.

efforts by the Adviser, quotations are unavailable from two such market counterparties, only one other competitive quotation would be required.28 For each such Transaction, the Adviser will determine, based upon the information reasonably available to the Fund and the Adviser and deemed relevant by it, that the price available from the USB Trading Entity is at least as favorable as that available from other sources. In addition, each Fund’s Board, including a majority of its disinterested directors/trustees (“Necessary Majority”), will approve, and the Fund will implement, procedures governing all Transactions, including principal transactions between the applicable USB Trading Entity and the Funds. In this regard, as discussed above, the Board will exercise substantial oversight of all Transactions. Furthermore, any commission, fee, spread, or other remuneration to be received by the USB Trading Entities must be reasonable and fair29 compared to the commission, fee, spread, or other remuneration received by others in connection with comparable transactions involving similar instruments being purchased or sold during a comparable period of time.

IX.	PRECEDENT

The Commission has granted relief substantially the same as that sought by this Application in Columbia ETF Trust, et al., Investment Company Act Release Nos. 30260 (Nov. 13, 2012) (notice) and 30301 (December 11, 2012) (order).

X.	APPLICANTS’ CONDITIONS

Applicants agree that the Order granting the requested relief will be subject to the following conditions:

A.	Structural Conditions

1.

Neither USB nor any USB Affiliates will control any Adviser or any principal underwriters or promoters for the Funds, directly or indirectly, within the meaning of Section 2(a)(9) of the Act, and neither USB nor any USB Affiliates will exercise, or attempt to exercise, control over any Fund. The Order will remain in effect only so long as Nuveen, or another entity not controlling, controlled by or under common control with USB, primarily controls the Adviser. In this regard, pursuant to the Non-Voting Undertaking, USB Fiduciary will not exercise any voting authority that it possesses with respect to shares that constitute five percent or more of any Fund’s total outstanding voting securities. Instead, it will delegate to an independent third party that is not affiliated with either USB or any USB Affiliate the voting of such shares.

[28]	There are various scenarios in which quotations from two such market counterparties might not be available. For example, a USB Trading Entity could own an inventory in a security with a limited issuance or float.

[29]	All Transactions subject to Section 17(e)(2) of the Act will meet the requirements of such Section as well as any other applicable requirements.

2.

Neither USB nor any USB Affiliates will directly or indirectly consult with Nuveen or any Nuveen Affiliate, including the Adviser, or any portfolio manager of the Adviser concerning purchase or sale Transactions, or the selection of a broker or dealer for any Transactions placed or to be placed on behalf of a Fund, or otherwise seek to influence the choice of broker or dealer for any Transaction by a Fund, other than in the normal course of sales activities of the same nature that are being carried out during the same time period with respect to unaffiliated institutional clients of the USB Trading Entity, or that existed between the USB Trading Entity and the Adviser and the Nuveen Sub-Advisers, if any, prior to the consummation of the FAF Acquisition.

3.

No officer, director or employee of an Owned Fund will directly or indirectly seek to influence in any way the terms of any Transaction covered by the Order, other than in the normal course of investment activities of the same nature that are being carried out during the same time period with respect to unaffiliated broker-dealers, or that existed between the USB Trading Entity and the Adviser and the Nuveen Sub-Advisers, if any, prior to the consummation of the FAF Acquisition.

4.

The Adviser and each USB Trading Entity are structured as separate organizations, with separate capitalization, separate books and records, and separate officers and employees, and are physically separated. Each USB Trading Entity will adopt and implement policies that prohibit the USB Trading Entity from (a) linking any approval or action relating to an Owned Fund to any action by any Fund or by the Adviser relating to any Fund, or (b) using the fiduciary account investments in an Owned Fund as a basis for seeking to persuade any Fund or the Adviser to engage in business with the USB Trading Entity. The Funds have adopted policies designed to keep information about their holdings and transactions on a confidential basis, prior to any public disclosure, except in connection with the ordinary course of business as permitted by the portfolio holdings disclosure policies approved by the Funds’ directors/trustees and involving communications of the same nature as are being made during the same period to unaffiliated trading partners of the Funds. Pursuant to these policies, the Adviser will designate information regarding investment advisory and portfolio execution matters relating to the Funds as information that may not be communicated between the Owned Fund, on the one hand, and the USB Trading Entity, on the other hand, prior to any public disclosure.

5.

Nuveen and the Nuveen Affiliates will not adopt any compensation scheme any component of which is based on the amount of business done by the Funds with a USB Trading Entity except to the extent such business might affect indirectly the profits or losses of the Adviser. USB and the USB Affiliates will not adopt any compensation scheme any component of which is based on a factor that compensates employees for Transactions with the Funds differently than Transactions with unaffiliated counterparties.

6.

The Adviser and the USB Trading Entities, with the assistance of their respective legal/compliance departments, will prepare guidelines for their respective personnel to make certain that Transactions effected pursuant to the Order comply with its conditions, and that the Adviser and the USB Trading Entities maintain an arms-length relationship. The respective legal/compliance departments of the Adviser and the USB Trading Entities will monitor periodically the activities of the Adviser and the USB Trading Entities, respectively, to make certain that the conditions of the Order are met.

B.	Transactional Conditions

With respect to each Transaction entered into or effected pursuant to the Order on behalf of a Fund:

1.

Each Fund’s Board, including the Necessary Majority, shall approve, and the Fund shall implement, procedures governing all Transactions pursuant to the Order and the Fund’s Board shall no less frequently than quarterly review all Transactions conducted pursuant to the Order and receive and review a report of those Transactions. Such report, which will be prepared by the Adviser and reviewed and approved by the Fund’s Chief Compliance Officer, will indicate for each Transaction that the conditions of the Order have been satisfied, and will include a discussion of any significant changes in the volume, type or terms of Transactions between the relevant Funds and the USB Trading Entity, the reasons for these changes, and a determination that such changes are appropriate. In addition, annually and prior to entering into a Transaction with a USB Trading Entity that no Fund has previously traded with, the Board will consider (i) whether the level of Transactions with USB Trading Entities is appropriate and (ii) whether continued reliance on the Order in any applicable category of fixed-income instruments is appropriate in light of the need of the Funds to have the USB Trading Entities available as trading counterparties, as evidenced by, among other things, the aggregate market share of the USB Trading Entities in each such category.

2.

For each Transaction, the Adviser will adhere to a “best execution” standard and will consider only the interests of the Funds and will not take into account the impact of a Fund’s investment decision on the USB Trading Entity. Before entering into any such Transaction, the Adviser will determine that the Transaction is consistent with the investment objective(s) and policies of the Fund and is in the best interests of the Fund and its shareholders.

3.

Each Fund will (a) for so long as the Order is relied upon, maintain and preserve in an easily accessible place a written copy of the procedures and conditions (and any modifications thereto) that are described herein, and (b) maintain and preserve for a period of not less than six years from the end of the fiscal year in which any Transaction in which the Adviser knows that both a USB Trading Entity and a Fund directly or indirectly have an interest occurs, the first two years in an easily accessible place, a written record of each such Transaction setting forth a description of the security purchased or sold by the Fund, a description of the USB Trading Entity’s interest or role in the Transaction, the terms of the Transaction, and the information or materials upon which the determination was made that each such Transaction was made in accordance with the procedures and conditions set forth herein.

4.

Except for Transactions involving repurchase agreements and variable rate demand notes, before any secondary market principal Transaction in fixed-income instruments is entered into between a Fund and a USB Trading Entity, the Adviser must obtain a competitive quotation for the same instruments (or in the case of instruments for which quotations for the same instruments are not available, a competitive quotation for Comparable Instruments) from at least two unaffiliated market counterparties that are in a position to quote favorable market prices, except that if, after reasonable efforts by the Adviser, quotations are unavailable from two such market counterparties, only one other competitive quotation is required. For each such Transaction, the Adviser will determine, based upon the quotations and such other relevant information reasonably available to the Adviser (such as available transaction prices and any other information regarding the value of the instruments), that the price available from the USB Trading Entity is at least as favorable as that available from other sources.

(a) Repurchase Agreements. With respect to Transactions involving repurchase agreements, a Fund will enter into such agreements only where the Adviser has determined, based upon information reasonably available to the Adviser that the income to be earned from the repurchase agreement is at least equal to that available from other sources. Before any repurchase agreements are entered into pursuant to the Order, the Fund or the Adviser must obtain competitive quotations from at least two unaffiliated market counterparties with respect to repurchase agreements comparable to the type of repurchase agreement involved, except that if, after reasonable efforts by the Adviser, quotations are unavailable from two such market counterparties, only one other competitive quotation is required.

(b) Variable Rate Demand Notes. With respect to each Transaction involving variable rate demand notes for which dealer quotes are not ordinarily available, a Fund will only undertake purchases and sales where the Adviser has determined, based on relevant information reasonably available to the Adviser that the income earned from the variable rate demand note is at least equal to that of variable rate demand notes of comparable quality that are available from other sources.

5.

With respect to instruments offered in a primary market underwritten, or other primary market, Transaction, the Fund will undertake such purchase from a USB Trading Entity only where the Adviser has determined, based upon relevant information reasonably available to the Adviser that the instruments will be purchased at a price that is not more than the price paid by each other purchaser of the instruments from, as relevant, the USB Trading Entity or other members of an underwriting syndicate in that offering or in any concurrent offering of instruments, and on the same terms as such other purchasers (except in the case of an offering conducted under the laws of a country other than the United States, for any rights to purchase that are required by law to be granted to existing holders of the issuer). If no information regarding concurrent purchasers of the instruments is reasonably available to the Adviser, the Fund may undertake such purchase from a USB Trading Entity when the Adviser has determined, based upon information reasonably available to the Adviser, that the yield on the instruments to be purchased is at least equal to that available on Comparable Instruments from other sources at that time.

6.

The commission, fee, spread, or other remuneration to be received by the USB Trading Entities must be reasonable and fair compared to the commission, fee, spread, or other remuneration received by others in connection with comparable transactions involving similar instruments being purchased or sold during a comparable period of time.

XI.	CONCLUSION

Applicants submit that the Transactions described in this Application satisfy the standards of Sections 6(c) and 17(b) of the Act. There is no danger of overreaching or self-dealing by a USB Trading Entity in connection with a Transaction, and there will be no conflict of interest associated with the Adviser’s decision to engage in a Transaction with a USB Trading Entity on behalf of a Fund. Moreover, the Order is consistent with the policies of the Funds and the protection of investors, as the Adviser will manage each Fund in accordance with the policies and investment objectives of the Fund and without any influence by the USB Trading Entities. Finally, permitting the Transactions is appropriate in the public interest and consistent with general purposes of the Act because the ability to engage in Transactions increases the likelihood of a Fund obtaining the best pricing, terms and quality of service otherwise available in the market in such transactions and results in none of the abuses that the Act was designed to prevent.30

Based upon the foregoing, Applicants respectfully submit that it is appropriate in the public interest and consistent with the protection of investors and the purposes and policies underlying the Act to issue an Order pursuant to Sections 6(c) and 17(b) of the Act exempting Transactions from the provisions of Section 17(a) of the Act.

XII.	PROCEDURAL MATTERS

Pursuant to Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants.

[30]	See Section 1(b)(2) of the Act, supra.

At a meeting duly held on July 17, 2013, the Board of each Fund adopted the following resolution authorizing the execution and filing of this Application:

RESOLVED, that the officers of each Fund be, and they hereby are, authorized and directed to make application with the Securities and Exchange Commission for exemptive relief to permit the Nuveen Funds to engage in principal trades with U.S. Bancorp, U.S. Bank National Association, U.S. Bancorp Investments, Inc. and affiliated entities as described at this meeting.

Acting by written consent, the board of directors of the Adviser adopted the following resolution authorizing the execution and filing of this Application:

RESOLVED, that the officers of the Adviser be, and they hereby are, authorized and directed to make application with the Securities and Exchange Commission for exemptive relief to permit the Nuveen Funds to engage in principal trades with U.S. Bancorp, U.S. Bank National Association, U.S. Bancorp Investments, Inc. and affiliated entities as described to the board of directors.

Acting by written consent, the board of directors of Nuveen Investments, Inc. adopted the following resolution authorizing the execution and filing of this Application:

RESOLVED, that the officers of Nuveen Investments, Inc. be, and they hereby are, authorized and directed to make application with the Securities and Exchange Commission for exemptive relief to permit the Nuveen Funds to engage in principal trades with U.S. Bancorp, U.S. Bank National Association, U.S. Bancorp Investments, Inc. and affiliated entities as described to the board of directors.

Each of USB and USBNA states that under the provisions of the governing instruments of USB and USBNA, the responsibility for the management of its affairs and business is vested in its officers. Each of USB and USBNA represents that the undersigned individual is authorized to file this Application, in its name and on its behalf, in his capacity as Vice Chairman of USB and USBNA pursuant to the general authority vested in him as such under the By-Laws of USB and USBNA.

USBI states that under the provisions of the governing instruments of USBI, the responsibility for the management of its affairs and business is vested in its chief executive officer and other officers. USBI represents that the undersigned individual is authorized to file this Application, in its name and on its behalf, in his capacity as Chief Executive Officer of USBI pursuant to the general authority vested in him as such under the By-Laws of USBI.

The verifications required by Rule 0-2(d) are attached to this Application as Exhibits A-1 through A-5.

Pursuant to Rule 0-2(f) under the Act, Applicants state that the address of each Applicant is as follows: The principal offices of the Funds and the Adviser are currently located at 333 West Wacker Drive, Chicago, Illinois 60606. The principal offices of U.S. Bancorp, U.S. Bank National Association and U.S. Bancorp Investments, Inc. are currently located at 800 Nicollet Mall, Minneapolis, MN 55402.

Written or oral communications regarding this Application should be directed to:

Richard T. Prins, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

with copies to:

Kevin J. McCarthy, Esq.

Nuveen Fund Advisors, LLC

333 West Wacker Drive

Chicago, Illinois 60606

Elizabeth Becker, Esq.

US Bank National Association

101 East 5th Street, EP-MN-S7L

St. Paul, Minnesota 55101

Applicants desire that the Commission issue the Order pursuant to Rule 0-5 under the Act without conducting a hearing.

The parties have executed this Application in one or more counterparts.

Signed on behalf of each Fund listed in Schedule A

By:	/s/ Kevin J. McCarthy
	Name:	Kevin J. McCarthy
	Title:	Vice President

NUVEEN FUND ADVISORS, LLC

By:	/s/ Gifford R. Zimmerman
	Name:	Gifford R. Zimmerman
	Title:	Managing Director

NUVEEN INVESTMENTS, INC.

By:	/s/ Kevin J. McCarthy
	Name:	Kevin J. McCarthy
	Title:	Managing Director

U.S. BANCORP

By:	/s/ Richard B. Payne
	Name:	Richard B. Payne
	Title:	Vice Chairman

U.S. BANK NATIONAL ASSOCIATION

By:	/s/ Richard B. Payne
	Name:	Richard B. Payne
	Title:	Vice Chairman

U.S. BANCORP INVESTMENTS, INC.

By:	/s/ William J. Benjamin
	Name:	William J. Benjamin
	Title:	Chief Executive Officer

Dated: December 8, 2014

Schedule A

Funds

Nuveen All Cap Energy MLP Opportunities Fund

Nuveen AMT-Free Municipal Income Fund

Nuveen AMT-Free Municipal Value Fund

Nuveen Arizona Premium Income Municipal Fund

Nuveen Build America Bond Fund

Nuveen Build America Bond Opportunity Fund

Nuveen California AMT-Free Municipal Income Fund

Nuveen California Dividend Advantage Municipal Fund

Nuveen California Dividend Advantage Municipal Fund 2

Nuveen California Dividend Advantage Municipal Fund 3

Nuveen California Municipal Value Fund 2

Nuveen California Municipal Value Fund, Inc.

Nuveen California Select Tax-Free Income Portfolio

Nuveen Connecticut Premium Income Municipal Fund

Nuveen Core Equity Alpha Fund

Nuveen Credit Strategies Income Fund

Nuveen Diversified Dividend and Income Fund

Nuveen Dividend Advantage Municipal Fund

Nuveen Dividend Advantage Municipal Fund 2

Nuveen Dividend Advantage Municipal Fund 3

Nuveen Dividend Advantage Municipal Income Fund

Nuveen Dow 30SM Dynamic Overwrite Fund

Nuveen Energy MLP Total Return Fund

Nuveen Enhanced Municipal Value Fund

Nuveen Equity Premium Advantage Fund

Nuveen Equity Premium and Growth Fund

Nuveen Equity Premium Income Fund

Nuveen Equity Premium Opportunity Fund

Nuveen Flexible Investment Income Fund

Nuveen Floating Rate Income Fund

Nuveen Floating Rate Income Opportunity Fund

Nuveen Georgia Dividend Advantage Municipal Fund 2

Nuveen Global High Income Fund

Nuveen Global Equity Income Fund

Nuveen Intermediate Duration Municipal Term Fund

Nuveen Intermediate Duration Quality Municipal Term Fund

Nuveen Investment Funds, Inc.

Nuveen Investment Quality Municipal Fund, Inc.

Nuveen Investment Trust

Nuveen Investment Trust II

Nuveen Investment Trust III

Nuveen Investment Trust V

Nuveen Managed Accounts Portfolios Trust

Nuveen Maryland Premium Income Municipal Fund

Nuveen Massachusetts Premium Income Municipal Fund

Nuveen Michigan Quality Income Municipal Fund

Nuveen Minnesota Municipal Income Fund

Nuveen Missouri Premium Income Municipal Fund

Nuveen Mortgage Opportunity Term Fund 2

Nuveen Mortgage Opportunity Term Fund

Nuveen Multi-Market Income Fund

Nuveen Multistate Trust I

Nuveen Multistate Trust II

Nuveen Multistate Trust III

Nuveen Multistate Trust IV

Nuveen Municipal Advantage Fund, Inc.

Nuveen Municipal High Income Opportunity Fund

Nuveen Municipal Income Fund, Inc.

Nuveen Municipal Market Opportunity Fund, Inc.

Nuveen Municipal Opportunity Fund, Inc.

Nuveen Municipal Trust

Nuveen Municipal Value Fund, Inc.

Nuveen NASDAQ 100 Dynamic Overwrite Fund

Nuveen New Jersey Dividend Advantage Municipal Fund

Nuveen New Jersey Municipal Value Fund

Nuveen New York AMT-Free Municipal Income Fund

Nuveen New York Dividend Advantage Municipal Fund 2

Nuveen New York Dividend Advantage Municipal Fund

Nuveen New York Municipal Value Fund 2

Nuveen New York Municipal Value Fund, Inc.

Nuveen New York Performance Plus Municipal Fund, Inc.

Nuveen New York Select Tax-Free Income Portfolio

Nuveen North Carolina Premium Income Municipal Fund

Nuveen Ohio Quality Income Municipal Fund

Nuveen Pennsylvania Investment Quality Municipal Fund

Nuveen Pennsylvania Municipal Value Fund

Nuveen Performance Plus Municipal Fund, Inc.

Nuveen Preferred and Income Term Fund

Nuveen Preferred Income Opportunities Fund

Nuveen Premier Municipal Income Fund, Inc.

Nuveen Premium Income Municipal Fund 2, Inc.

Nuveen Premium Income Municipal Fund 4, Inc.

Nuveen Premium Income Municipal Fund, Inc.

Nuveen Quality Income Municipal Fund, Inc.

Nuveen Quality Municipal 2018 Term Fund

Nuveen Quality Municipal Fund, Inc.

Nuveen Quality Preferred Income Fund

Nuveen Quality Preferred Income Fund 2

Nuveen Quality Preferred Income Fund 3

Nuveen Real Asset Income and Growth Fund

Nuveen Real Estate Income Fund

Nuveen Select Maturities Municipal Fund

Nuveen Select Quality Municipal Fund, Inc.

Nuveen Select Tax-Free Income Portfolio

Nuveen Select Tax-Free Income Portfolio 2

Nuveen Select Tax-Free Income Portfolio 3

Nuveen Senior Income Fund

Nuveen Short Duration Credit Opportunities Fund

Nuveen Strategy Funds, Inc.

Nuveen Tax-Advantaged Dividend Growth Fund

Nuveen Tax-Advantaged Total Return Strategy Fund

Nuveen Texas Quality Income Municipal Fund

Nuveen Virginia Premium Income Municipal Fund

Diversified Real Asset Income Fund

Dow 30SM Premium & Dividend Income Fund Inc.

Dow 30SM Enhanced Premium & Income Fund Inc.

NASDAQ Premium Income & Growth Fund Inc.

Exhibit A-1

Verification of Application and Statement of Fact

THE STATE OF ILLINOIS	)

):

THE COUNTY OF COOK	)

In accordance with Rule 0-2(d) under the Act, the undersigned states that he has duly executed the attached Application, dated December 8, 2014, for and on behalf of each Fund listed on Schedule A; that he is the Vice President of each such Applicant; and that all action by the Board of such Applicants necessary to authorize the undersigned to execute and file such Application has been taken. The undersigned further states that he is familiar with such Application, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

For each Fund listed on Schedule A:

By:	/s/ Kevin J. McCarthy
	Name:	Kevin J. McCarthy
	Title:	Vice President

Exhibit A-2

Verification of Application and Statement of Fact

THE STATE OF ILLINOIS	)

):

THE COUNTY OF COOK	)

In accordance with Rule 0-2(d) under the Act, the undersigned states that he has duly executed the attached Application, dated December 8, 2014, for and on behalf of Nuveen Fund Advisors, LLC; that he is the Managing Director of such Applicant; and that all action by the board of directors of such Applicant necessary to authorize the undersigned to execute and file such Application has been taken. The undersigned further states that he is familiar with such Application, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Gifford R. Zimmerman
Name: Gifford R. Zimmerman
Title: Managing Director

Exhibit A-3

Verification of Application and Statement of Fact

THE STATE OF ILLINOIS	)

):

THE COUNTY OF COOK	)

In accordance with Rule 0-2(d) under the Act, the undersigned states that he has duly executed the attached Application, dated December 8, 2014, for and on behalf of Nuveen Investments, Inc.; that he is the Managing Director of such Applicant; and that all action by the board of directors of such Applicant necessary to authorize the undersigned to execute and file such Application has been taken. The undersigned further states that he is familiar with such Application, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Kevin J. McCarthy
Name: Kevin J. McCarthy
Title: Managing Director

Exhibit A-4

Verification of Application and Statement of Fact

THE STATE OF MINNESOTA	)

):

THE COUNTY OF HENNEPIN	)

In accordance with Rule 0-2(d) under the Act, the undersigned states that he has duly executed the attached Application, dated December 8, 2014, for and on behalf of U.S. Bancorp; that he is the Vice Chairman of U.S. Bancorp and that he has executed the attached Application pursuant to the general authority vested in him as such under the By-Laws of U.S. Bancorp. The undersigned further states that he is familiar with such Application, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Richard B. Payne
	Name:	Richard B. Payne
	Title:	Vice Chairman

Exhibit A-5

Verification of Application and Statement of Fact

THE STATE OF MINNESOTA	)

):

THE COUNTY OF HENNEPIN	)

In accordance with Rule 0-2(d) under the Act, the undersigned states that he has duly executed the attached Application, dated December 8, 2014, for and on behalf of U.S. Bank National Association; that he is the Vice Chairman of U.S. Bank National Association and that he has executed the attached Application pursuant to the general authority vested in him as such under the By-Laws of U.S. Bank National Association. The undersigned further states that he is familiar with such Application, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Richard B. Payne
	Name:	Richard B. Payne
	Title:	Vice Chairman

Exhibit A-6

Verification of Application and Statement of Fact

THE STATE OF MINNESOTA	)

):

THE COUNTY OF HENNEPIN	)

In accordance with Rule 0-2(d) under the Act, the undersigned states that he has duly executed the attached Application, dated December 8, 2014, for and on behalf of U.S. Bancorp Investments, Inc.; that he is the Chief Executive Officer of U.S. Bancorp Investments, Inc. and that he has executed the attached Application pursuant to the general authority vested in him as such under the By-Laws of U.S. Bancorp Investments, Inc. The undersigned further states that he is familiar with such Application, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ William J. Benjamin
	Name:	William J. Benjamin
	Title:	Chief Executive Officer